Exhibit 34.1

Ernst & Young LLP 725 South Figueroa Street Los Angeles, CA 90017	Tel: +1 213 977 3200 ey.com

Report of Independent Registered Public Accounting Firm

California Republic Bank

We have examined management’s assertion, included in the accompanying Report on Assessment of Compliance with SEC Regulation AB Servicing Criteria, that California Republic Bank (the Bank) complied with the servicing criteria set forth in Item 1122 (d) of the Securities and Exchange Commission’s Regulation AB for the asset-backed securities transactions for which the Bank acted as servicer, involving motor vehicle retail installment sale contracts included in public securitizations sponsored by the Bank platform as of and for the year ended December 31, 2014, and except for servicing criteria 1122 (d)(2)(iv), 1122 (d)(2)(vi), 1122 (d)(3)(ii)-(iv), 1122 (d)(4)(ix)-(xiii), and 1122 (d)(4)(xv), which the Bank has determined are not applicable to the activities performed by them with respect to the servicing platform covered by this report. See Management’s Assessment of Compliance with Regulation AB Criteria for the asset backed transactions covered by this platform. Management is responsible for the Bank’s compliance with those servicing criteria. Our responsibility is to express an opinion on management’s assertion about the Bank’s compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Bank’s compliance with the applicable servicing criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of less than all of the individual asset backed transactions and securities that comprise the platform, testing of less than all of the servicing activities related to the Platform and determining whether the Bank processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Bank during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Bank during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Bank’s compliance with the servicing criteria.

In our opinion, management’s assertion that the Bank complied with the aforementioned servicing criteria as of and for the year ended December 31, 2014 for the asset-backed securities transactions involving motor vehicle retail installment sale contracts included in public securitizations sponsored by the Bank platform is fairly stated, in all material respects.

March 25, 2015